FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of a letter to the Buenos Aires Stock Exchange dated August 3, 2007

Buenos Aires, August 3, 2007.

Ms. Nora Ramos

Technical and Securities Manager of the

Buenos Aires Stock Exchange

Dear Madam,

Re.: Your Note C.D. 178338 dated July 3, 2007.

In my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina”) I hereby answer the note referred to above.

Through such note, information was requested about the current or future impact on the control and decision-making structure of Telecom Argentina related to the transfer of shares of Olimpia S.p.A. (“Olimpia”), a shareholder of Telecom Italia S.p.A. (“Telecom Italia”), a transaction in respect of which Telefónica S.A. sent to the Stock Exchange the information dated April 28, 2007 mentioned in the note to which we reply.

In such regard, I advise you that Telecom Argentina has not received any information on the Olimpia stock transfer transaction from its shareholders, thus it only has access to the information that the parties involved in the transaction and Telecom Italia have either disclosed to the public or filed with the control authorities.

To meet your request, we have extracted the paragraphs related to the Olimpia shareholding transfer from the annual report on Form 20-F for fiscal year 2006, which our controlling company, Nortel Inversora S.A. has filed with the Securities & Exchange Commission, a free translation of which is attached hereto.

Furthermore, as disclosed by Telecom Italia in its own annual report on Form 20-F (page 185), under Italian law, Telecom Italia is not subject to “management and coordination” by other companies nor to the control of any person and it is not aware of the existence of any agreements which may result in any of its shareholders obtaining a controlling interest in it.

Yours truly,

María Delia Carrera Sala

Attorney-in-fact

Relevant section of the Form 20-F

for fiscal year 2006

filed by “Nortel Inversora S.A.”

with the Securities and Exchange Commission

“On the basis of publicly available information and also of what was reported in “Telecom Italia S.p.A.’s 20-F, in April 2007 a group of Italian investors made up “of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. “and Sintonia S.A., together with Telefónica S.A., the Spain based international “telecom operator, entered into an agreement aimed at the acquisition of the “entire share capital of Olimpia S.p.A. (which holds approximately 18% of “Telecom Italia S.p.A.’s voting capital) through a company vehicle named Telco “S.p.A. This acquisition, as a result of which Telco S.p.A will own approximately “23.6% of Telecom Italia S.p.A.’s voting capital, is subject to approval by the “competent authorities and expected to be completed by October 2007. The “agreement among the aforementioned parties provides that the Telecom Italia “and Telefónica groups will be managed autonomously and independently. “According to such agreement, the list to be submitted by Olimpia S.p.A. or “Telco S.p.A., as the case may be, to the shareholders’ meeting of Telecom “Italia S.p.A., for the appointment of the directors of Telecom Italia S.p.A., shall “be made up pursuant to the following criteria: (i) Telefónica S.A. -to the extent “holding at least 30% of Telco S.p.A.’s share capital- shall have the right vis-à-”vis the other parties to designate two directors of Telecom Italia S.p.A. to be “included as designees for appointment in the Board of Telecom Italia S.p.A. in “the list presented by Olimpia S.p.A. or Telco S.p.A. (as the case may be) and, “to the extent feasible, pursuant to article 2386, first paragraph, of the Italian “Civil Code (i.e. through appointment) and (ii) the Italian investors -to the extent “holding at least 50% plus one share of Telco S.p.A.’s share capital- shall “designate the other members of the list as follows: (a) three members “unanimously and (b) the remaining members on the basis of a proportionality “criterium (i.e. 1/5 each for Intesa Sanpaolo S.p.A., Sintonia S.A. and “Mediobanca S.p.A. and 2/5 for Assicurazioni Generali S.p.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 3, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors